December 3, 2010

VIA EDGAR

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Forum Funds:
UCM Short Duration Fund
(File Nos. 811-03023 and 2-67052)

             On September 21, 2010, Forum Funds (the “Registrant”) filed Post-Effective Amendment No. 293 (“PEA 293”) to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the “SEC”) to reflect new and revised disclosures in the prospectus and statement of additional information for the UCM Short Duration Fund (the “Fund”) (accession number 0000315774-10-000292).

Following below is a summary of the comments you provided via telephone on Tuesday, November 30, 2010 regarding PEA 293 and the Registrant’s responses to the comments.  Defined terms used below have the same meanings as in the Fund’s prospectus included in PEA 293.  The changes to the Fund’s prospectus as described below have been included in PEA No. 298 filed on December 3, 2010 pursuant to Rule 485(b) under Regulation C under the Securities Act of 1933 Act.
 PROSPECTUS

1. COMMENT:  Please confirm that the contractual waiver discussed in footnote (2) of the Fee Table was filed at the time of the Rule 485(a) filing.

RESPONSE:  Registrant, as a matter of course, files the fee reduction and expense reimbursement agreement as an exhibit to the Registrant’s first filing pursuant to Rule 485 after the agreement is executed.

2. COMMENT:  To the extent that “taxes, interest, portfolio transactions expenses, etc.” are excluded from Total Annual Fund Operating Expenses, please state that Net Annual Operating Expenses will increase if the items excluded from the contractual waiver would apply.

RESPONSE:  Registrant currently includes the disclosure requested by the Staff in the last sentence of footnote 2.

U.S. Securities and Exchange Commission
December 3, 2010

3. COMMENT:  In the Portfolio Turnover section, please delete the last sentence or move the sentence out of the summary section because it does not comply with Item 2 of Form N-1A.

RESPONSE:  Registrant believes that it is important to point out that the Portfolio Turnover disclosure required by Form N-1A Item 2 does not yet apply to the Fund because the Fund has not commenced operations.  Registrant respectfully notes that numerous other newly organized funds include similar disclosure in their prospectus summaries.

4. COMMENT:  The Staff objects to equivocal language (e.g., “including,” “such as,” etc.) in the disclosure.  Please remove such language.

RESPONSE:  Registrant has revised the disclosure consistent with the Staff’s comment, where practicable.  Registrant respectfully declines to delete all equivocal language, however, because the disclosure must provide Adviser with sufficient flexibility to manage the Fund for the next year given the “evergreen” nature of the Fund’s registration statement.

5. COMMENT:  In the Principal Investment Strategies section, with respect to the “investment grade debt securities” in which the Fund may invest, please disclose whether the Fund may continue to hold securities that, though investment grade at the time of purchase, subsequently become non-investment grade.

RESPONSE:  Registrant has revised the disclosure to clarify that Registrant may hold securities that are downgraded to non-investment grade and would no longer qualify for initial investment.

6. COMMENT:  In the Principal Investment Strategies section, please confirm that the corporate and government securities are the only market sectors in which the Fund may allocate assets.  If not, please revise the disclosure to include the other market sectors the Fund plans to allocate assets to.

RESPONSE:  Registrant has revised the disclosure to delete the parenthetical (for example, corporate or government securities).

7. COMMENT:  In the Principal Investment Strategies section, please clarify the types of assets that back the asset-backed securities in which the Fund invests in.

RESPONSE:  Registrant has revised the disclosure to delete the parenthetical (such as asset-backed or mortgage-backed security issuers).

U.S. Securities and Exchange Commission
December 3, 2010

8. COMMENT:  Please note that the Fund’s statement of additional information (“SAI”) does not limit the Fund’s ability to leverage its portfolio (to 5% - 10%).  It is the Staff’s position that, in the absence of such a limit in the SAI, the Fund may leverage its portfolio (up to 33 1/3%) and, therefore, should disclose in (Item 4) Principal Investment Strategies section that the Fund may employ leverage.

RESPONSE:  Because the Fund will not employ leverage as a principal investment strategy, Registrant respectfully declines the Staff’s comment.  Registrant notes, however, that the SAI has been revised to clarify that currently the Fund does not intend to employ leverage.

9. COMMENT:  Please confirm that all principal investment strategies and the principal investment risks associated with those strategies are disclosed.

RESPONSE:  Registrant has confirmed that the principal strategies and principal investment risks are disclosed.

10. COMMENT:  In the Details Regarding the Fund’s Investment Strategies and Risks section, please expand the definition of duration to include the pre-payment and early retirement of debt components of duration.

RESPONSE:  Registrant has revised the disclosure to define duration as effective duration, which is the interest rate sensitivity of projected cash flows from Fund securities, adjusted for amortization, prepayments and expected calls and puts.

11. COMMENT:  In the Details Regarding the Fund’s Investment Strategies and Risks section, please be more specific about the “entities that are chartered or sponsored by the U.S. Congress” that the Fund may invest in and the risks associated with investment in those entities.

RESPONSE:  Registrant has revised the prospectus disclosure regarding Registrant’s investments in U.S. government securities and has added disclosure regarding the attendant risks.

12. COMMENT:  In the Related Performance of the Adviser section, please clarify the disclosure to state that “all” accounts with a similar investment strategy as the Fund are included in the section.

RESPONSE:  Registrant has revised the disclosure to clarify that the performance for “all” accounts with a similar investment strategy as the Fund are included in the section.

U.S. Securities and Exchange Commission
December 3, 2010

13. COMMENT:  In the Related Performance of the Adviser section, please clarify that the “Composite” has a similar investment objective as the Fund.

RESPONSE:  Registrant has revised the disclosure to state that the Fund and the Composite have the same “investment objective.”

14. COMMENT:  In the Related Performance of the Adviser section, please revise the fifth paragraph so that it discusses the “Composite” specifically.

RESPONSE:  Registrant has revised the disclosure consistent with the Staff’s comment.

15. COMMENT:  In the Related Performance of the Adviser section, please revise the sixth paragraph to state that if the Fund’s returns were included in the Composite, performance would have been lower.

RESPONSE:  Registrant respectfully declines the Staff’s comment because the Fund has not yet commenced operations and has no performance.

16. COMMENT: Please confirm that the Barclays Capital 1-3 Year Government Index is the appropriate benchmark given that the Fund may invest in investment grade debt securities generally.

RESPONSE:  Registrant confirms that the benchmark is appropriate.

17. COMMENT:   In the General Information section, in the first paragraph describing “When and How NAV is Determined,” please delete the last sentence of the first paragraph or explain how the ability of the Fund’s officers to change the time at which NAV is calculated complies with Rule 22c-1.

RESPONSE:  Registrant notes that many mutual funds, including other series of the Registrant, began to include this disclosure in their prospectuses following the tragic events of September 11, 2001.  The Fund further notes that no series of the Registrant has had to rely on this disclosure yet.  The Fund (like other series of the Registrant), nonetheless, plans to include it to provide a basis for the Fund’s transactions in the case of extraordinary circumstances.  The Trust asserts that the disclosure on its face does not present a compliance issue under Rule 22c-1 as Rule 22c-1(b) provides that the Fund will compute its net asset value per share at the specific time or times during the day determined by the Fund’s board with the exception of, among other things, those days listed in the prospectus.

U.S. Securities and Exchange Commission
December 3, 2010

18. COMMENT:  In the General Information section under “When and How NAV is Determined,” please revise the fifth paragraph to clarify that the Fund fair values securities “under the supervision of the Board of Trustees.”

RESPONSE:  Registrant respectfully declines the Staff’s comment because the disclosure provided satisfies the requirements of Item 11 of new Form N-1A.

19. COMMENT:  In the Anti-Money Laundering Program, please disclose the Fund’s policy regarding notifying investors of rejected, canceled or rescinded purchases.

RESPONSE:  Registrant notes that the Fund, though required to accept redemptions, is not required to accept purchases and may decline a purchase order at any time.

STATEMENT OF ADDITIONAL INFORMATION

20. COMMENT:  Please distinguish between the Fund’s principal and non-principal strategies and confirm that all principal strategies are summarized in the Fund’s prospectus.

RESPONSE:  Registrant distinguishes between the Fund’s principal and non-principal strategies on page 2 of the Fund’s SAI.  Registrant confirms that all principal strategies are summarized in the prospectus.

21. COMMENT:  Please revise the Borrowing disclosure to clarify that the Fund’s obligation to reduce borrowings in the event of a shortfall in asset coverage applies “within 3 days (excluding Sundays and holidays).”  (Emphasis supplied.)

RESPONSE:  Registrant has revised the disclosure in the SAI consistent with the Staff’s comment.

22. COMMENT:  Please discuss the Fund’s policy with respect to reverse repurchase agreements (in the context of a senior security).  If the Fund plans to enter into reverse repurchase agreements, please state the percentage limitation the Fund is subject to.

RESPONSE:  Registrant currently does not intend to engage in reverse repurchase agreements.

               23. COMMENT:  In the Illiquid Securities section, please revise the disclosure to state that the Fund will not hold more than 15% of its assets in illiquid securities.  Please also discuss the steps the Adviser will take to reduce its holdings if the Fund has more than 15% of its assets in illiquid securities.

U.S. Securities and Exchange Commission
December 3, 2010

RESPONSE:  Registrant has revised the disclosure consistent with the Staff’s comment.  The Registrant respectfully declines the Staff’s comment regarding the steps the Adviser will take if the Fund holds more than 15% of its assets in illiquid securities because the disclosure provided satisfies the requirements of Item 16 of new Form N-1A.

24. COMMENT:  In the Leverage Transactions section, please disclose any limit on the amount of leverage the Fund may employ or revise the prospectus disclosure consistent with comment 8 above.

RESPONSE:  Registrant currently does not intend to use leverage.

25. COMMENT:  Please state the Fund’s percentage limitation with respect to making loans.  Please also insert a paragraph in the SAI regarding the Fund’s policy regarding making loans.

RESPONSE:  As disclosed in the SAI, Registrant has adopted a fundamental investment restriction providing that Registrant may not make loans, except to the extent permitted by the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief.  That limit is currently 33 1/3% of Registrant’s total assets.  The fundamental investment restriction discloses Registrant’s policy regarding the making of loans.

26. COMMENT:  Please state whether the Fund may pledge its assets to secure borrowings.  If so, please disclose the operating policy and the percentage limitation of total assets that may be pledged.

RESPONSE:  As disclosed in the SAI, Registrant may not borrow money, except to the extent permitted by the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief.  That limit is currently 33 1/3% of Registrant’s total assets.  Borrowings include assets pledged to secure borrowings.  Registrant currently does not intend to pledge assets to secure borrowings.

27. COMMENT:  Please delete all mentions of “except to the extent permitted by the 1940 Act.”  Please also revise the disclosure associated with this phrase to specify the limitations imposed by the 1940 Act.

RESPONSE:  Registrant respectfully declines the Staff’s comment because the Fund will comply with statutory limitations phrased generally to incorporate any legislative and regulatory changes so a shareholder meeting does not have to be called each time there is a legislative or regulatory change.

U.S. Securities and Exchange Commission
December 3, 2010

*           *           *           *           *

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you should have any questions regarding the enclosed information, please contact me directly at (202) 778-9187.

Kind regards,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

cc: David Faherty

Atlantic Fund Administration, LLC